Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

April 15, 2015

Creating an innovation leader in next generation technology and services for an IP connected world

Disclaimer: Forward-looking statements

This presentation contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,”

“may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined group; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This presentation relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This stock exchange release is for informational purposes only and does not constitute or form any part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents. The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).

2

Agenda

Page

Creating an innovation leader 3

Compelling strategic rationale 8 Delivering significant value 16 Next steps and concluding remarks 26

3

Creating an innovation leader in next generation network technology and services

Consumers Operators

Looking to deliver quad-play solutions Looking to access data everywhere

Demand converged technology of Mobile and Demand seamless connectivity Fixed broadband, IP routing, Core networking, Cloud applications and Services

Uniquely suited to helping telecom operators, internet players and large enterprises

Focus on Nokia Technologies to drive value creation remains the same

4

Transformational combination driving significant shareholder value

End-to-end portfolio scope and scale player with leading global positions across

Strategically products and services compelling • Complementary offerings, customers and geographic footprint

Innovation powerhouse with significant combined R&D resources

Combined revenues of approx. €26bn in 2014 with additional cross-sell opportunities and expanded addressable market

Operating cost synergies of approx. €900m annually anticipated in 20191

Financially 1

Interest expense reduction of approx. €200m annually anticipated in 2017 , attractive mainly from proactive debt reduction

Strong balance sheet with combined net cash of €7.4bn2 at 31 December 2014

EPS accretive in 2017 for Nokia shareholders1,3

Recent execution track-record on both sides

Positioned to

Deep culture of innovation and strikingly common vision for the future succeed

Nokia operating model will be cornerstone of the integration plan

5 1 Subject to transaction closing H1 2016 ;2 Excluding convertible bonds, i.e. treats all Nokia and Alcatel-Lucent convertible bonds on as-converted basis; 3 Non-IFRS basis excluding restructuring changes and amortisation of intangibles

Key transaction highlights

Transaction structure	• Public exchange offer by Nokia for 100% of Alcatel-Lucent shares and convertible bonds - Public exchange offer to be filed in France and the United States - Offer for Alcatel-Lucent shares (including ADS) and convertible bonds • Combined market capitalisation in excess of €45bn+[1]
Consideration & Pro-forma ownership	• Exchange ratio of 0.550 Nokia shares per Alcatel-Lucent share • Equivalent offer for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020 • Pro forma ownership: 33.5% Alcatel-Lucent shareholders and 66.5% Nokia shareholders; assuming 100% acceptance of exchange offer and on a fully diluted basis[2]
Attractive premium for Alcatel-Lucent	• 34% fully-diluted premium to 3-month average price[3] (equivalent to €4.48 p.s.) • 28% premium to shareholders based on 3-month average price[3] (equivalent to €4.27 p.s.)
Works council consultation	• Alcatel-Lucent works council information process to start immediately
Conditions & timing	• Each company's Board of Directors has approved the terms of the proposed transaction • Antitrust and regulatory approvals • Nokia shareholder approval • Minimum tender condition – more than 50.00% on a fully diluted basis • Expected closing H1 2016

[1] Based on April 13 Nokia closing price of €7.77, Alcatel-Lucent fully diluted shares of 3.64bn, Nokia fully diluted shares of 3.98bn and exchange ratio of 0.550 Nokia shares per Alcatel-Lucent shares; [2] PF ownership based on new shares issued to Alcatel-Lucent of 2.00bn and Nokia fully diluted shares outstanding of 3.98bn; [3] 3-month average price of €3.35 (see later page for detailed calculations)

6

NOKIA Alcatel·Lucent

Proposed company structure and governance

Group name and listing

• Nokia (group and brand) • Listed on Euronext Paris, Nasdaq Helsinki and NYSE (ADS)

Headquarters & key locations

• Headquarters in Espoo, Finland

• Key locations across Europe, United States, China and Asia-Pacific Creation of a 5G centre of excellence in R&D France

Key management positions

• President and Chief Executive Officer: Rajeev Suri • Leadership team to be built on strengths of both Nokia and Alcatel-Lucent

Nokia Board of Directors

• Chairman: Risto Siilasmaa

• 3 board members including Vice-Chairman to be nominated by Alcatel-Lucent

Planned total 9 or 10 board members

NOKIA Alcatel Lucent

Agenda

Page

Creating an innovation leader 3

Compelling strategic rationale 8

Delivering significant value 16

Next steps and concluding remarks 26

NOKIA Alcatel Lucent

Scope to create seamless connectivity for people and things wherever they are



AUGMENTED
REDEDICATED
AUTONOMOUS
INTERCONNECTED
REVOLUTIONIZED
VIRTUAL
TACTILE
SUPEREFFICIENT
People & Things
Real world mobility
4th industrial revolution
Virtual mobility
High performance infrastructure
Augmented gaming
Augmented shopping
Augmented dashboard
Work & game while traveling
Time shift
Self driving
Assisted driving
Automotive
Real time work in cloud
Smart clothes
Smart watch
8k Video beamer
4k Video
Mobile living
Communication
VR gaming
Travel & commute
Real time cloud access
Virtual 3D presence
Health
Advanced monitoring
Remote Diagnosis
Real-time remote control
Touch & steer
HD Cams NW
Logistics
Maintenance optimization
Factory automation
Real-time remote control
Tracking / inventory systems
3D printing
Industry 4.0
Toll collection
Traffic steering & management
Traffic Mgmt.
Connected home
Smart grids
Waste mgmt.
Safety & Security
Utility & Energy
Reliable emergency communications

Requirement for real-time and resilience	Capacity for exponential growth in usage	Enable seamless, ubiquitous access	Intelligent, adaptive service

9

NOKIA Alcatel·Lucent

Market context – changing industry paradigms

Telcos around the world consolidating both in-country and globally

Operator consolidation • Increased network sharing activities

Expanding to quad-play

Ubiquitous broadband

Cloud / IP networking convergence

Convergence in • Converging: multiple dimensions—Networks (all IP)

- Products (quad-play)

- Experiences (multiple screens & applications)

Faster time to market

Increased efficiency and scalability with automation

Cloud

Enablement for Internet of Things and Industrial Internet

Equipment vendors – what will it take to win

Scale and breadth of technology capabilities

Integrated IP access and cloud

Next-generation fixed & mobile broadband access portfolio

Unique end-to-end services portfolio with low-cost delivery & execution model

End-to-end portfolio with strong positions in key growth areas of fixed-mobile convergence, IP routing, Cloud and Analytics

Market leading portfolio scope and scale

Market share, 2014A Fixed

LTE # 1 broadband # 1 IP routing1 # 2

VDSL #1 (53%)2

30% 30% 29%

27% 39% Edge #2 (27%)

23%

13% 21% 20%

Combined Combined Combined

Cloud / Core SDN / Orchestration Services # 2

# 1• Subscriber management • Network integration

# 1• Device management CloudBand™

Customer care

# 1• IMS / VoLTE

Professional services

# 1• CEM

Emerging player in IoT platforms

11 Sources: Dell’Oro; Infonetics; Internal estimates

1 IP edge and core service provider markets; 2 Access concentrators market

A new leader with scale to win in carrier-grade telecoms networking and IP licensing

Carrier revenues (FY2014A) €bn

25.1 25.0

23.5

9.0

7.1

3.1 2.3

2 3

4 5 6 7 1

Source: Company information

FX applied: SEK/EUR 0.1099, CNY/EUR 0.1224, KRW/EUR 0.0007

1 Ericsson Group revenues 2014A; 2 Based on Nokia Networks revenues, Nokia Technologies revenues and Alcatel-Lucent revenues 2014A; 3 Carrier business revenues; 4 Based on disclosed mid-point of 25-27% service provider revenues as per Cisco Q4’2014 earnings call transcript; USD/EUR FX 0.7351;

5 Carriers’ networks revenue & Telecommunications software systems, services and other products; 6 Information technology & Mobile communications 12 revenues less mobile portion of revenues; this number includes a portion of IT revenues; 7 Service provider revenues; USD/EUR FX 0.7539

Complementary product portfolios

2014A revenues: Combined €12.7bn Expanded addressable 5% market with improved growth profile

8%

Comprehensive end-to-end portfolio scope and scale

88%

54% Mobile broadband Products, software and

Networks < 46% Global services services for convergent,

HERE IP cloud-centric future

Technologies

2014A revenues: €13.2bn

3% 1%

16%

36% 11%

16%

18%

Wireless Access IP Routing IP Transport IP Platforms Fixed Access Managed services Licensing & Other

Complementary geographic presence strengthening global footprint

2014A revenues, €bn

Combined 7.7 6.9

3.0 4.7

5.8

1.3 2.8

2.1 1.8

3.9 1.3

3.4 1.0 0.7

1.9 1.4

1.1 1.1

North Europe Asia-Pacific / Greater Middle East & Latin America America Japan / India China Africa

Nokia Group Alcatel-Lucent Group Combined

LatAm LatAm1 LatAm MEA

8% 5% MEA 7%

MEA 8% North North 8% America

9% Europe APJ / India America

Greater 31% Greater 30% 10% 44% China China 11% 11% Greater North China America 10% APJ / India APJ / India 18% Europe 15% 26% 27%

Europe 23%

Source: Company information

1 Includes Caribbean, Central America and South America

Next logical step of successful transformations

NOKIA

- Acquired Siemens stake in the NSN joint venture ☑
- Sale of Devices & Services ☑
- Established leadership in Mobile Broadband ☑
- Strengthened financial position and industry leading profitability ☑


€
10
9
8
7
6
5
4
3
2
Jan-13
Jun-13
Nov-13
May-14
Oct-14
Apr-15

Share price performance since Jan-2013

Build joint transformational future with significant value creation potential

Alcatel·Lucent

- Shift Plan transformation well underway ☑
- Rebuilt capital base through refinancings and divestments ☑
- Refocused on IP Networking, Cloud and Ultra Broadband ☑
- Significant improvement in profitability and free cash flow ☑


€
5
4
3
2
1
0
Jan-13
Jun-13
Nov-13
May-14
Oct-14
Apr-15

Share price performance since Jan-2013

15

NOKIA Alcatel·Lucent

Agenda

Page

Creating an innovation leader 3

Compelling strategic rationale 8

Delivering significant value 16

Next steps and concluding remarks 26

Delivering value for key stakeholders

Comprehensive end-to-end portfolio of products, software and services to enable future connectivity needs

Partner of choice for

Enhanced innovation capability and extraordinary R&D

Customers 5G / convergent / IP engine under the iconic Bell Labs brand

/ cloud world

Strength and depth in services – better able to execute and support

Significant synergies potential driving attractive shareholder returns

Open interfaces in LTE and cloud / core allow more rapid Clear path to value Investors and efficient integration creation Strengthened financial profile to grow and invest Attractive premium for Alcatel-Lucent shareholders

Forefront of innovation

Technology

Multi-cultural environment

Employees and innovation

Entrepreneurial spirit leader Part of a global leader

Customers: Comprehensive end-to-end portfolio scope and scale

Connectivity of the future

Broadband

Mobile
- SRAN, LTE
- 5G
- Small Cells & WiFi
- Cloud RAN
- Antennas
- Public Safety

Fixed
- GPON
- VDSL

Datacenter Solutions
- Compute
- Storage

Other
- Submarine

IP & Transport

IP Routing
- Edge Routing
- Core Routing
- Access Aggregation & Mobile Backhaul

Virtual Routing

Datacenter
- SDN / Nuage
- Datacenter Networking

Packet Core
- GGSN, SGSN
- EPC Gateway

Transport
- Optical
- Microwave

Cloud, Analytics

Core / Applications / Platforms
- Orchestration / CloudBand / NFV
- IMS / VoLTE
- SDM

Network Management
- OSS
- SON

Analytics / CEM / Device Management

IoT Platform

Cloud Stack

Security

Policy / Charging

Video

Services

Attached Services
- Network Implementation
- Care

Professional Services
- Systems Integration
- NPO

Managed Services
- Hosting
- Outsourcing
- Predictive Analytics

Cloud Transformation Services

HERE

Automotive

Enterprise

Consumer

Location Cloud

TECH

Patent licensing

Technology licensing

Brand licensing

Incubation

Industry leading patent portfolio

Bell Labs

Future Works

18

NOKIA Alcatel·Lucent

Customers: Extraordinary innovation capabilities

Industry leading R&D platform – BellLabs and

Global R&D capabilities FutureWorks

R&D spend (€bn) R&D / Innovation centres:

Nokia Alcatel-Lucent Both

5.0

Combined 4.7

1

4.7

4.0

2.5

2.2

1.1 >40,000 R&D employees

0.8

Source: Company information

19 FX applied: SEK/EUR 0.1099, CNY/EUR 0.1224, USD/EUR 0.7539

1 Calendar year 2014A

Investors: Significant and actionable synergies potential

Product and services overlap

Sales force / resources optimization

Identified operating Approx. €900m cost savings (annual achieved in 20191) • Supply chain / procurement scale

Overhead costs in real estate, IT, and overall G&A, including public company costs

Integration / • Aligned with annual cost savings implementation Approx. €900m benchmark costs • Nokia lean operating model the

Reduced interest Approx. €200m • Interest expense reduction achieved in 20171 expense (annual interest expense reduction) mainly from proactively reducing indebtedness

20 1 Full year basis, subject to transaction closing H1 2016

Investors: Enhanced financial position and superior shareholder value creation

Combined

€bn PF 2014A

2014A 2014A (illustrative aggregation)

EPS accretive in 2017 (Non-

Net sales 12.7 13.2 25.9 IFRS basis)1,2

Illustrative non-IFRS

Non-IFRS operating profit1 1.6 0.6 2.3 operating profit margin with cost synergies3 12%+

% margin 12.8% 4.7% 8.7%

Strong balance sheet and net cash position

Cash 7.7 5.6 13.3

Maintained long-term target

Debt (excl. converts)4 (1.9) (3.9) (5.9) to re-establish investment Net cash 5.8 1.6 7.4 grade credit rating

Note: Aggregation of 2014 financials shown for illustrative purposes only and does not reflect potential accounting adjustments and / or differences in accounting policies

1 Non-IFRS basis excluding restructuring changes and amortisation of intangibles; 2 Subject to transaction closing H1 2016; 3 Reflects annual cost synergies of €900m expected to be achieved in 2019;

4 Excluding convertible bonds, i.e. treats all Nokia and Alcatel-Lucent convertible bonds on as-converted basis

NON-IFRS MEASURES

The above also contains non-IFRS operating profit information. For a reconciliation between reported and non-IFRS/adjusted information please see the reports for Q4 2014 and Full Year 2014. The reconciliation of the full year 2014 numbers can be found on page 41 in the report issued by Nokia on January 29, 2015 and on page 10 in the report issued by Alcatel-Lucent on February 6, 2015.

Investors: Attractive offer for Alcatel-Lucent shareholders

Offer premia



Premium to shareholders
Fully diluted premium
11%
16%
18%
24%
28%
34%
Last close April 13, 2015
1-month average price[1]
3-month average price[1]

Offer value calculations (millions, except per share)

Offer exchange ratio	0.550
Offer value per share *(based on Nokia April 13 closing price of €7.77)*	**€ 4.27**
Current Alcatel-Lucent diluted NOSH[2]	3,218
OCEANE CoC conversion ratio adjustment[3]	426
Fully diluted NOSH (CoC adjusted)	**3,643**
Offer equity value	**€ 15,570**
Less: face value of 2019 & 2020 OCEANEs	(1,149)
Adjusted offer equity value *(excluding 2019 / 2020 OCEANEs, not in-the-money today)*	**€ 14,421**
Equivalent (per share)	**€ 4.48**

Alcatel-Lucent fully diluted premia calculations

	Last close (April 13)	1- month average price	3- month average price
Reference price	€3.86	€3.61	€3.35
Market capitalization (current NOSH[2], millions)	€12,430	€11,625	€10,766
Fully diluted premium	**16%**	**24%**	**34%**

Note: NOSH refers to shares outstanding or to be issued
[1] Reflects 1-month and 3-month volume-weighted average prices of €3.61 and €3.35 respectively
[2] Based on current diluted NOSH of 3,218m share including common outstanding shares, stock options (treasury method applied based on Alcatel-Lucent April 13 closing price of €3.86), all outstanding performance shares and shares underlying 2018 OCEANE convertible bonds at current conversion ratio; [3] Assumes illustrative January 1, 2016 tender offer opening date for Alcatel-Lucent shares in Takeover Protection clause for OCEANE 2018, 2019 and 2020 convertible bonds. Additional shares reflects 68m additional shares from 2018 OCEANEs; 212m shares from 2019 OCEANEs and 145m shares from 2020 OCEANEs

22

NOKIA Alcatel·Lucent

Investors: Robust capital structure

Strong balance sheet, with combined net cash at end of 2014 of €7.4bn, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds Capital structure Maintain long-term target to re-establish an investment grade credit rating

Intention to retain significant gross and net cash positions and proactively reduce indebtedness

Share buybacks suspended effective immediately until closing of the transaction

Nokia capital structure • Following the closing of the transaction, Nokia intends to evaluate the optimization program resumption of a capital structure optimization program

Continued ability and intent to maintain annual dividend payments

Nokia dividend

Nokia Board of Directors dividend proposal of €0.14 for 2014 is maintained

Employees: Commitment to foster employee opportunities

Leading end-to-end portfolio

Best in class environment for learning and development

Forefront of innovation, developing cutting-edge technologies

Performance-driven ethos and culture

Multi-cultural environment and entrepreneurial spirit

Our commitment to France

Nokia intends to maintain employment in France that is consistent with Alcatel-Lucent’s Employment end-2015 Shift Plan commitments commitments

Increase long-term R&D employment

Two major technology sites

Key sites / Centers • Operational hubs located in France providing services globally of excellence

Centres of expertise located in France, including in the areas of (i) 5G / Small Cells R&D, (ii) Cyber Security, (iii) Bell Labs France and (iv) Wireless Transmission

Invest in the digital innovation ecosystem in France (€100m long-term investment fund) French technology Reinforce presence in the French telecommunications ecosystem ecosystem

Funding academic tuitions, programs and chair

Develop 3 industrial platforms with up to €5m funding per project per year

Agenda

Page

Creating an innovation leader 3 Compelling strategic rationale 8 Delivering significant value 16

Next steps and concluding remarks 26

Transaction timeline and key events

Offer period

Announcement Review period Offer Nokia EGM Expected closing

Public announcement Regulatory review and Offer to be launched EGM expected to take Closing of transaction of transaction other transaction after receipt of place during the offer once all minimum approvals regulatory approvals, conditions are Begin Alcatel-Lucent satisfied works council AMF review of Offer consultation

April 15, 2015 2015 H1 2016 H1 2016 H1 2016

Works council information process Conditions to Antitrust and regulatory approvals the Transaction Nokia shareholder approval

Satisfaction of minimum acceptance condition (more than 50.00% on a fully diluted basis)

Other • Each company’s Board of Directors has approved the terms of the proposed transaction

Considerations • Commitments to France

Building blocks in place for success

Clearly defined leadership

Deep culture of innovation and strikingly common vision for the future Recent integration experience on both sides invaluable lessons learnt Track-record of execution Open interfaces in LTE and cloud / core allow more rapid and efficient integration Integration planning committee targeting to be ready for execution Day 1 post-closing:

- Product & solution strategy

- Sales force training and customer briefings

- R&D programs alignment

- Global site structure rationalization

A transformational combination driving value for all stakeholders

Unique opportunity to create a new European champion and a global leader in ultra-broadband, IP networking and cloud applications

A leading Finnish company and a leading French company join forces in a natural partnership to lead creation of next generation network technology and services

Together, Nokia and Alcatel-Lucent would be the company that is positioned to meet the needs of a convergent, IP cloud-centric future

A strategically compelling combination aimed at creating significant value for all stakeholders

Committed to completing the transaction in close collaboration with all relevant parties

Q&A

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).